SILVERSTAR HOLDINGS, LTD.
Clarendon House, Church Street
Hamilton HM CX Bermuda

Via EDGAR Correspondence United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-7010	August 29, 2007

Attention: Mark Shuman
                    Branch Chief - Legal

Re: Silverstar Holdings, Ltd.
Registration Statement on Form S-3 File No. 333-144770

Dear Mr. Shuman:

        Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant under the above-referenced registration statement hereby requests acceleration of the effective date of the registration statement to August 31, 2007, at 10:00 a.m., New York time, or as soon as practicable thereafter. Please notify our attorney, Joseph Walsh, Esq., by phone at (212) 704-6 030 or by fax at (212) 704-5919 of the date and time that the registration statement has been declared effective.

Very truly yours, SILVERSTAR HOLDINGS, LTD. By: /s/ Clive Kabatznik Clive Kabatznik, President